UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Northern Peru Copper Corp.

(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
665604

(CUSIP Number)
Mr. Huang Guoping
Vice-President and Deputy General Manager
China Minmetals Non-Ferrous Metals Co. Ltd.
Room A216, 5 Sanlihe Road
Haidian District, Beijing
China 100044
Phone: 86-10-6849-5888
and
Mr. Zha Kebing
Deputy Chief Engineer and Senior Engineer
Jiangxi Copper Company Ltd.
15 Yejin Avenue
Guixi, Jiangxi
China 335424
Phone: 86-70-1377-7070
and
Mr. Jiao Jian
President and Chief Financial Officer
Copper Bridge Acquisition Corp.
700 West Georgia Street, 25th Floor
Vancouver, British Columbia
Canada V7Y 1B3
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Copies to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Phone: (212) 588-5500
Facsimile: (212) 308-0132

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 25, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	665604	Page	2	of	10

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). China Minmetals Non-Ferrous Metals Co. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO; WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,761,682

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		31,761,682

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,761,682

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	95.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*  The calculation of the foregoing percentage is based on 33,111,893 Common Shares outstanding on a fully-diluted basis as of December 5, 2007 as reported in the Support Agreement described in Item 4 hereof.

CUSIP No.	665604	Page	3	of	10

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Jiangxi Copper Company Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO; WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,761,682

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		31,761,682

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,761,682

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	95.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*  The calculation of the foregoing percentage is based on 33,111,893 Common Shares outstanding on a fully-diluted basis as of December 5, 2007 as reported in the Support Agreement described in Item 4 hereof.

CUSIP No.	665604	Page	4	of	10

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Copper Bridge Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO; WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Columbia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,761,682

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		31,761,682

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,761,682

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	95.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*  The calculation of the foregoing percentage is based on 33,111,893 Common Shares outstanding on a fully-diluted basis as of December 5, 2007 as reported in the Support Agreement described in Item 4 hereof.

Item 1. Security and Issuer
     This Amendment No. 2 amends and supplements the Schedule 13D filed on December 17, 2007, as amended by Amendment No. 1 thereto filed on December 20, 2008 by China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Copper Bridge Acquisition Corp. (the “Statement”) relating to the common shares, without par value, of Northern Peru Copper Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 3. Source and Amount of Fund or Other Consideration
     Item 3 of the Statement is amended and supplemented by adding the following paragraph immediately after the last paragraph thereof:
     “On January 28, 2008, the Offeror mailed a notice of the Compulsory Acquisition (as defined in Item 4 below) to the remaining holders of the Common Shares. The notice provides that: (a) the Offeror, upon sending such notice and subject to (b) below, is entitled and bound to acquire all of the remaining Common Shares for the same price and on the same terms as the Common Shares that were acquired under the Offer; and (b) a remaining holder of Common Shares may, within two months from the date of such notice, apply to the Supreme Court of British Columbia (the “Court”) for an order setting the price and terms of payment for such holder’s remaining Common Shares, and any consequential orders or directions that the Court considers appropriate. The Reporting Persons currently anticipate that the funds required to purchase the remaining Common Shares will be approximately Cdn.$18,565,402 and that such funds will be provided from the above discussed sources.”
Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended by adding the following paragraphs immediately following the last paragraph thereof:
     “On January 25, 2008, Minmetals and Jiangxi Copper, through the Offeror, took up and accepted for payment all of the Common Shares validly deposited under the Offer and not withdrawn, totaling 31,761,682 Common Shares (representing approximately 95.9% of the Common Shares on a fully-diluted basis).
     With the take-up and acceptance for payment by the Offeror of Common Shares representing at least 90% of the Common Shares, other than Common Shares owned by the Offeror or its affiliates as of December 20, 2007, the Offeror is entitled to acquire the Common Shares not deposited under the Offer pursuant to the compulsory acquisition provisions of section 300 of the Business Corporations Act (British Columbia) for the same price of Cdn.$13.75 per share and on the same terms as the Common Shares that were acquired under the Offer by mailing a formal notice to all remaining holders of Common Shares (the “Compulsory Acquisition”). On January 28, 2008, the Offeror mailed a notice of the Compulsory Acquisition to the remaining holders of the Common Shares. The notice provides that: (a) the Offeror, upon sending such notice and subject to (b) below, is entitled and bound to acquire all of the remaining Common Shares for the same price and on the same terms as the Common Shares acquired under the Offer; and (b) a remaining holder of Common Shares may, within two months from the date of such notice, apply to the Court for an order setting the price and terms of payment for such holder’s remaining Common Shares and any consequential orders or directions that the Court considers appropriate.
     Where the Court has not, on application made by a remaining holder of Common Shares, ordered otherwise, the Offeror must, no earlier than two months after the date of the notice of the Compulsory Acquisition or, if an application to the Court by a remaining holder of Common Shares is then pending, after that application has been disposed of, send a copy of the notice of the Compulsory Acquisition and transfer to the Issuer the cash consideration payable by the Offeror for the remaining Common Shares that the Offeror is entitled to acquire. On receiving such notice and cash consideration, the Issuer must register the Offeror as a shareholder of the Issuer with respect to all the remaining Common Shares. The Offeror intends to transfer the cash consideration for, and become registered as the holder of the remaining Common Shares on or about March 28, 2008.
     Upon completion of the Compulsory Acquisition, the Reporting Persons will issue, or cause the Offeror to issue, a press release announcing the completion of the Compulsory Acquisition. The Reporting Persons may cause the Issuer to take steps to cease being subject to the public reporting requirements under The Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Common Shares after the consummation of the Compulsory Acquisition if the Reporting Persons determine that the Issuer may do so in accordance with the Exchange Act. The foregoing description of the Compulsory Acquisition does not purport to be complete and is qualified in its entirety by full reference to the notice of the Compulsory Acquisition and accompanying transmittal filed as Exhibit 9 hereto, which are incorporated herein by reference.
     Following the take-up by the Offeror of approximately 95.9% of the Common Shares, all of the directors and officers of the Issuer resigned and were succeeded by nominees of Minmetals and Jiangxi Copper.”
Item 5. Interest in Securities of the Issuer
     Item 5(a) and (b) of the Statement are hereby deleted and replaced in their entirety with the following sentence”

“(a) and (b)	Minmetals, Jiangxi Copper and the Offeror beneficially own 31,761,682 Common Shares representing approximately 95.9% of the Common Shares on a fully-diluted basis.”
     Item 5(c) of the Statement is hereby deleted and replaced in its entirety with the following sentence:

“(c)	Except for the purchase of Common Shares described in the fifth last paragraph of Item 4 and the mailing of the notice of the Compulsory Acquisition described in the second to fourth last paragraphs of Item 4, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any other Schedule I Person has effected any transactions in the Common Shares since the date of the most recent amendment to the Statement.”

Item 6.	Contracts, Arrangements, understandings or Relationships with respect to the Securities of the Company
     Item 6 of the Statement is amended and supplemented by adding the following paragraph immediately before the last paragraph thereof:
     “On January 28, 2008, the Offeror mailed a notice of the Compulsory Acquisition to the remaining holders of the Common Shares. The notice indicates that: (a) the Offeror, upon sending such notice and subject to (b) below, is entitled and bound to acquire all of the remaining Common Shares for the same price and on the same terms as the Common Shares acquired under the Offer; and (b) a remaining holder of Common Shares may, within two months from the date of such notice, apply to the Court for an order setting the price and terms of payment for such holder’s remaining Common Shares and any consequential orders or directions that the Court considers appropriate.”
Item 7. Material to be Filed as Exhibits
     Item 7 is hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit
No.	Exhibit Name
8.	Press release of Minmetals, Jiangxi Copper and the Offeror dated January 28, 2008.(1)

9.	Notice of compulsory acquisition and accompanying transmittal of the Offeror dated January 28, 2008.(1)

(1)	Incorporated by reference to Amendment No. 1 to the Schedule 14D-1F filed by Minmetals, Jiangxi Copper and the Offeror on January 28, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2008

CHINA MINMETALS NON-FERROUS METALS CO. LTD.

By:	/s/ Huang Guoping

Name: Huang Guoping
Title: Vice President and Deputy General Manager

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2008

JIANGXI COPPER COMPANY LTD.

By:	/s/ Zha Kebing

Name: Zha Kebing
Title: Deputy Chief Engineer and Senior Engineer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2008

COPPER BRIDGE ACQUISITION CORP.

By:	/s/ Jiao Jian

Name: Jiao Jian
Title: President and Chief Financial Officer